UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Interim Financial Results 2025: Cadeler delivers financial performance above expectations

Copenhagen, 26 August 2025 – Today, Cadeler A/S (“Cadeler” and, together with its subsidiaries, the “Group”) has published its interim financial results for the first half of 2025, reporting results above expectations and in line with its recently increased full-year revenue and EBITDA guidance. The first half of the year was characterised by fleet growth, disciplined project execution, and a sharpened strategic focus on Operations & Maintenance (O&M), as well as significant compensation in connection with the termination of a long-term agreement.

Revenue for the first six months of 2025 more than tripled to EUR 299 million, (H1 2024: EUR 82 million), marking an increase of EUR 217 million (265%) compared to the same period in 2024. EBITDA rose to EUR 213 million (H1 2024: EUR 22 million) representing a year-on-year increase of EUR 191 million. Profit for the period reached EUR 168 million, compared to EUR 0.2 million in the same period last year.

Cadeler’s fleet achieved a combined utilisation rate of 67%, with seven vessels on hire around the world (including two vessels in Taiwan and two in North America). In addition, Cadeler became entitled to significant compensation in connection with the termination of a long-term agreement.

These results are above expectations and in line with the company’s recently-updated full-year revenue and EBITDA guidance, which was revised on 1 July 2025 to reflect increased earnings visibility. Cadeler today reaffirms that guidance, with full-year revenue expected to range between EUR 588 and 628 million and EBITDA between EUR 381 and 421 million.

Largest and most advanced offshore wind fleet

In the first half of 2025, Cadeler took delivery of two newbuild Wind Turbine Installation Vessels (WTIVs), Wind Maker and Wind Pace, on or ahead of schedule and within budget. Both vessels are now operating on projects in Taiwan and North America, respectively.

In May, Cadeler agreed to acquire Wind Keeper, a highly capable O&M vessel, at a price well below its replacement cost. Cadeler took delivery of Wind Keeper in July and in the same month announced a long-term contract for the vessel with Vestas for a three-year period commencing early in 2026 (with additional options of two and a half years). The vessel is currently in transit to Europe where she will undergo tailored upgrades in advance of commencing her work with Vestas.

In the second half of 2025, Cadeler will take delivery of an additional two WTIVs, Wind Ally and Wind Mover. The company is fully on track with its fleet expansion strategy and, by mid-2027, Cadeler will operate a 12-vessel fleet – the largest and most versatile in the offshore wind industry – offering greater flexibility and execution certainty for its global client base.

Strengthened O&M focus with the launch of Nexra

In March, Cadeler launched Nexra - a new aftermarket division, dedicated to support the growing market for operations and maintenance solutions (O&M) in the offshore wind industry.

The acquisition of Wind Keeper further enhances Cadeler’s ability to meet this rising demand, offering clients purpose-built solutions for turbine servicing and major component replacement – including for turbines in the 10MW+ segment.

Mikkel Gleerup, CEO of Cadeler, comments: “Our new service concept, Nexra, further strengthens our commitment to being a long-term partner to our clients, not just during installation but throughout the operational lifetime of a wind farm. With Nexra, we are building a world map of opportunities, where we can meet the growing demand for O&M services and better cater to the needs of our clients, while at the same time filling gaps in between larger installation projects to improve utilisation and drive recurring income.”

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Commitment to sustainability and innovation

Cadeler continues to invest in energy-efficient vessel design and operational optimisation in order to reduce emissions intensity. The company is also evaluating the use of greener marine fuels and is establishing improvement programs around circularity and marine ecosystem protection.

Robust order book and international project pipeline

As of 26 August 2025, Cadeler’s total contract backlog stood at EUR 2.5 billion, providing strong earnings visibility into 2026 and beyond. The order book reflects continued strong demand across regions and includes firm contracts signed this year for Wind Mover, Wind Pace, Wind Keeper and Wind Maker for work in Europe, Asia, and the United States. Cadeler continues to operate across key offshore wind markets, with its vessels currently deployed on projects in Europe, Asia-Pacific, and North America.

CEO Mikkel Gleerup comments: “This first half-year demonstrates the strength of our strategic focus and our ability to deliver, both operationally and financially, as we scale in a global market. Our expanding fleet, combined with the launch of Nexra, positions us to support the offshore wind sector’s growing need for both installation and long-term servicing. We are grateful to our partners, clients and shareholders for their trust in Cadeler’s vision, and above all, to our people, whose dedication drives every success we achieve.”

Earnings call

In connection with the release of its H1 2025 Financial Report, Cadeler will host a live video webcast presentation for the investment community. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from New York.

Date: 26 August 2025

Time: 08:00 AM EDT / 1:00 PM UK / 2:00 PM CET

The Interim Report presentation is open to all interested parties and may include forward-looking information. Please register in advance here: https://cadeler-H1-2025-earnings-presentation.open-exchange.net/

A replay of the webcast and the presentation slides will be made available on Cadeler’s Investor Relations website following the presentation. Find it here: http://www.cadeler.com/investor

For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

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About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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